

November 20, 2014

Via E-mail
Daniel J. Rice IV
Chief Executive Officer
Rice Midstream Partners, LP
400 Woodcliff Drive
Canonsburg, PA 15317

      Re: Rice Midstream Partners, LP
              Registration Statement on Form S-1
              Filed November 6, 2014
              File No. 333-199932

Dear Mr. Rice:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dilution, page 58

1. We note your responses to comments 12 and 13 in our letter dated October 31, 2014 and your inclusion of the decrease in net tangible book value per common unit attributable to the distribution to Rice Energy. We reissue our comment and ask that you present a separate line for each item impacting the change in pro forma net tangible book value. Further, please explain why you have not reduced Rice Energy's consideration for your distribution of the water systems to be retained by Rice Energy or revise footnote (2) on page 59 to also include the distribution of the water systems.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Twelve Months Ended June 30, 2014, page 62

2. Please ensure pro forma adjusted EBITDA for the year ended December 31, 2013 is mathematically correct.

Rice Midstream Partners Predecessor Audited Annual Financial Statements

2. Summary of Significant Accounting Policies, page F-16

Property and Equipment, page F-16

3. We note your response to comment 29 in our letter dated October 31, 2014. Please also provide disclosure showing the major classes of depreciable assets included within Property and Equipment for the unaudited interim period. Reference is made to Rule 10-01(a)(5) of Regulation S-X.

Rice Midstream Partners Predecessor Unaudited Interim Financial Statements

3. Property and Equipment, page F-26

4. We note your response to comment 32 in our letter dated October 31, 2014. In your response you stated $56.4 million of the increase in property and equipment related to your acquisition of the Momentum Assets and we note capital expenditures of $60,123 on your cash flow statement for the six months ended June 30, 2014 along with accrued capital expenditures of $3,490 on your balance sheet as of June 30, 2014. Please provide us a rollforward of your property and equipment that reconciles with amounts disclosed in your cash flow statement and amounts accrued on your balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Doug E. McWilliams, Esq.
        Vinson & Elkins LLP